Exhibit 99.3
The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Nine months ended	Year Ended	Nine months ended	Year Ended
in € millions, except ratios	Sep 30, 2008	Dec 31, 2007	Sep 30, 2007	Dec 31, 2006
Earnings:
1. Income (loss) before income tax expense	481	8,749	7,312	8,339
2. Add: Fixed charges excluding capitalized interest (line 10)	35,309	56,062	42,509	51,452
3. Less: Net income (loss) from equity method investments	200	353	276	419

4. Earnings including interest on deposits	35,590	64,458	49,545	59,372
5. Less: Interest on deposits	10,674	17,371	13,430	14,025

6. Earnings excluding interest on deposits	24,916	47,087	36,115	45,347

Fixed Charges:
7. Interest Expense	35,132	55,826	42,370	51,267
8. Estimated interest component of net rental expense	177	236	139	185
9. Amortization of debt issuance expense	—	—	—	—

10. Total fixed charges including interest on deposits and excluding capitalized interest	35,309	56,062	42,509	51,452
11. Add: Capitalized interest	—	—	—	—

12. Total fixed charges	35,309	56,062	42,509	51,452
13. Less: Interest on deposits (Line 5)	10,674	17,371	13,430	14,025

14. Fixed charges excluding interest on deposits	24,635	38,691	29,079	37,427

Consolidated Ratios of Earnings to Fixed Charges:

Including interest on deposits (Line 4/Line 12)	1.01	1.15	1.17	1.15

Excluding interest on deposits (Line 6/Line 14)	1.01	1.22	1.24	1.21

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.